UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41356

ELECTRA BATTERY MATERIALS CORPORATION
(Translation of registrant’s name into English)

133 Richmond St W, Suite 602
Toronto, Ontario, M5H 2L3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Incorporation by Reference

The information contained in this Report on Form 6-K (this “Form 6-K”) and Exhibits 1.1, 5.1, 23.1 and 99.2 herewith are hereby incorporated by reference to the Registration Statement on Form F-3, as amended (File No. 333-288364) of Electra Battery Materials Corporation (the “Company”).

Information Contained in This Report on Form 6-K

On February 20, 2026, the Company announced that it has upsized its previously announced At the Market Offering Program (the “ATM”), pursuant to which the Company may offer and sell, at its discretion and from time to time, through H.C. Wainwright & Co., LLC (the “Agent”) its common shares, without par value, having an aggregate offering price of up to US$25,000,000 (the “Shares”), with the Agent acting as agent for the sales, using any method permitted by law that constitutes an “at-the-market offering” as defined in Rule 415 under the Securities Exchange Act of 1934, as amended (the “Securities Act”). The ATM was established pursuant to an At The Market Offering Agreement entered into with the Agent and dated June 26, 2025 (the “ATM Agreement”). The aggregate offering amount of US$25,000,000 includes the amount of sales previously made by the Company under the ATM Agreement pursuant to its prospectus supplement dated December 11, 2025, covering sales having an aggregate offering price of up to US$5,500,000. The foregoing description of the ATM Agreement does not purport to be complete and is qualified in its entirety by reference to the At the Market Offering Agreement, which is attached hereto as Exhibit 1.1.

The Shares are being offered and sold by the Company pursuant to an effective Registration Statement on Form F-3, as amended (File No. 333-288364), including the short form base prospectus, dated December 11, 2025 (the “Base Prospectus”), included therein, which was filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act, and a prospectus supplement to the Base Prospectus, dated February 20, 2026, which was filed with the SEC under the Securities Act.

A copy of the opinion of counsel regarding the validity of the Shares is attached as Exhibit 5.1 hereto.

On February 20, 2026, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + a material change report, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On February 20, 2026, the Company also issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K or incorporated herein.

Exhibits

Exhibit No.	Description

Exhibit 1.1	At the Market Offering Agreement, by and between Electra Battery Materials Corporation and H.C. Wainwright & Co., LLC, dated as of June 26, 2025 (previously filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on December 23, 2025 (Commission File Number. 001-41356) and incorporated herein by reference).
Exhibit 5.1	Opinion of Cassels Brock & Blackwell LLP
Exhibit 23.1	Consent of Cassels Brock & Blackwell LLP (included in Exhibit 5.1)
Exhibit 99.1	Press release dated February 20, 2026
Exhibit 99.2	Material Change Report dated February 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)

Date: February 20, 2026	/s/ Trent Mell
Trent Mell
Chief Executive Officer and Director